CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Performance Leveraged Upside Securities (“PLUSSM”)	$20,500,000	$2,193.50

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $2,193.50 fee with respect to the $20,500,000 PLUS sold pursuant to this registration statement is offset against those filing fees, and $52,911.89 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 109
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
for PLUS	Dated October 24, 2006
Dated February 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

PLUS due November 20, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the PHLX Oil Service Sector SM Index
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity you will receive for each $10 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the PHLX Oil Service Sector SM Index at maturity.

Final Terms:
Underlying index:	PHLX Oil Service SectorSM Index
Underlying index publisher:	Philadelphia Stock Exchange, Inc.
Aggregate principal amount:	$20,500,000
Pricing date:	October 24, 2006
Original issue date:	October 31, 2006, which is the fifth trading day following the pricing date
Maturity date:	November 20, 2007
Original issue price:	$10 per PLUS
Interest rate:	None
Denominations:	$10 and integral multiples thereof
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	An amount of cash per PLUS equal to:
•	if the final index value is greater than the initial index value, $10 plus the leveraged upside payment, subject to a maximum payment at maturity; or
•	if the final index value is less than or equal to the initial index value, $10 times the index performance factor, which will be less than or equal to 1.0.
Leveraged upside payment:	The product of (i) $10 and (ii) the leverage factor and (iii) the index percent increase
Leverage factor:	300%
Index percent increase:	A fraction, the numerator of which is the final index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	193.64, the index closing value on the pricing date
Final index value:	The index closing value of the underlying index on the index valuation date
Index performance factor:	A fraction, the numerator of which is the final index value and the denominator of which is the initial index value
Index valuation date:	November 16, 2007, subject to adjustment for certain market disruption events
Maximum payment at maturity:	$12.40 per PLUS
Listing:

The PLUS have been approved for listing on the American Stock Exchange (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the PLUS is “XZO.” It is not possible to predict whether any secondary market for the PLUS will develop.

CUSIP:	61747S553

The PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per PLUS	$10.00	$0.15	$9.85
Total	$20,500,000	$307,500	$20,192,500
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm

  Prospectus dated January 25, 2006:
   http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final index value is less than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index. The PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $10 principal amount of PLUS that you hold an amount in cash based upon the value of the underlying index, determined as follows:

  If the final index value is greater than the initial index value, you will receive for each $10 principal amount of PLUS that you hold a payment at maturity equal to:

     $10 + leveraged upside payment,

subject to a maximum payment at maturity of $12.40, or 24% of the issue price,

where,

     leveraged upside payment      =      ($10      ×      300%      ×      index percent increase)

and

final index value - initial index value
index percent increase	=
initial index value
  If the final index value is less than or equal to the initial index value, you will receive for each $10 principal amount of PLUS that you hold a payment at maturity equal to:

     $10 × index performance factor

where,

final index value
index performance factor	=
initial index value

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.

     Postponement of maturity date. If the scheduled index valuation date is postponed, because that day is not a trading day or a market disruption event occurs on that day, and the postponed index valuation date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the index valuation date as postponed.

Hypothetical Payouts on the PLUS at Maturity

     For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following hypothetical terms:

•	Issue price per PLUS:	$10
•	Initial index value:	193.64
•	Leverage factor:	300%
•	Maximum payment at maturity:	$12.40 (24% of the issue price)

     Where the final index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $10 principal amount per PLUS, but in all cases is subject to the maximum payment at maturity. Where the final index value is less than or equal to the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than the $10 principal amount per PLUS.

     You will realize the maximum payment at maturity at a final index value of 108% of the initial index value, or approximately 209.13. In addition, you will not share in the performance of the index at final index values above 124% of the initial index value, or approximately 240.11. The graph does not show every situation that may occur.

The OSX Index
The PLUS
$12.40 Maximum Payment
at Maturity
PLUS Zone
$10.00 Issue Price
Payment at Maturity on the PLUS
$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
8%
24%
Percentage Change in Final Index Value

The Underlying Index

     The PHLX Oil Service SectorSM Index. The PHLX Oil Service SectorSM Index was developed by the Philadelphia Stock Exchange, Inc. The PHLX Oil Service SectorSM Index is a price-weighted index composed of fifteen companies that provide oil drilling and production service, oil field equipment, support services and geophysical/reservoir services. The PHLX Oil Service SectorSM Index was set to an initial value of 75 on December 31, 1996 and options commenced trading on the PHLX Oil Service SectorSM Index on February 24, 1997. For further information about the PHLX Oil Service SectorSM Index, including license agreement information you may read Annex A “The Underlying Index—The PHLX Oil Service Sector Index”.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from January 1, 2001 through October 24, 2006. The index closing value on October 24, 2006 was 193.64. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

PHLX Oil Service SectorSM Index	High	Low	Period End

2001
First Quarter	137.40	111.80	114.65
Second Quarter	136.10	99.44	99.44
Third Quarter	99.17	59.38	65.42
Fourth Quarter	89.41	64.13	87.14
2002
First Quarter	103.75	75.14	102.41
Second Quarter	111.04	91.65	91.65
Third Quarter	93.00	69.85	76.32
Fourth Quarter	92.90	71.62	86.70
2003
First Quarter	90.70	78.46	84.40
Second Quarter	101.82	82.70	91.59
Third Quarter	92.76	83.07	87.67
Fourth Quarter	95.38	82.39	93.95
2004
First Quarter	110.63	92.50	103.51
Second Quarter	109.33	95.84	107.54
Third Quarter	121.93	101.76	120.79
Fourth Quarter	127.02	113.45	123.94
2005
First Quarter	145.26	118.26	139.31
Second Quarter	149.12	124.96	146.15
Third Quarter	178.64	146.51	175.93
Fourth Quarter	190.92	153.45	182.14
2006
First Quarter	223.54	189.35	208.35
Second Quarter	235.34	185.81	210.38
Third Quarter	213.40	175.79	186.10
Fourth Quarter (through
October 24, 2006)	193.64	173.36	193.64

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the underlying index. Such purchase activity could have increased the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before you would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     PLUS do not pay interest or guarantee return of principal. If the final index value is less than the initial index value, you will receive an amount in cash that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $12.40, or 124% of the issue price. Although the leverage factor provides 300% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 124% of the issue price for each PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds 108% of the initial index value.

     Secondary trading may be limited. There may be little or no secondary market for the PLUS. You should be willing to hold your PLUS to maturity.

     Market price of the PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value of the underlying index at any time and on the determination date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the PLUS, the dividend rate on the stocks constituting the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the index valuation date could adversely affect the value of the underlying index and, as a result, could decrease the amount you may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially have affected the initial index value and, therefore, could have increased the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the PLUS is not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

     Although we believe that the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-11 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

ERISA

     See the section called “ERISA” in the prospectus supplement for PLUS.

United States Federal Income Taxation

     Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

ANNEX A

The Underlying Index

The PHLX Oil Service Sector Index. We have derived all information contained in this pricing supplement regarding the PHLX Oil Service Sector Index (trading symbol: “OSX”) (the “OSX Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Philadelphia Stock Exchange, Inc., or “PHLX.” The OSX Index was developed by PHLX and is calculated, maintained and published by PHLX. We make no representation or warranty as to the accuracy or completeness of such information.

The OSX Index is a price-weighted index composed of fifteen companies that provide oil drilling and production service, oil field equipment, support services and geophysical/reservoir services. The OSX Index was set to an initial value of 75 on December 31, 1996 and options commenced trading on the OSX Index on February 24, 1997.

The following is a list of companies included in the OSX Index as of October 24, 2006, and their trading symbols:

Schlumberger Ltd.	SLB
National Oilwell Varco, Inc.	NOV
Smith International, Inc.	SII
Weatherford Int'l, Inc.	WFT
Cameron International Corporation	CAM
Nabors Industries, Inc.	NBR
Noble Corp.	NE
BJ Services Company	BJS
Baker Hughes, Inc.	BHI
Transocean, Inc.	RIG
Halliburton Company	HAL
Tidewater, Inc.	TDW
Global Santa Fe Intl. Corp.	GSF
Rowan Companies, Inc.	RDC
Global Industries Ltd.	GLBL

The OSX Index is calculated by adding the prices of the component stocks and dividing by the base market divisor, without any regard to capitalization. Typically, the higher priced and more volatile constituent issues will exert a greater influence over the movement of a price-weighted index. The OSX Index value calculation is described by the following formula:

Sum of Component Prices
Base Market Divisor

To maintain the continuity of the OSX Index, the divisor is adjusted to reflect non-market changes in the price of the component securities as well as changes in the composition of the OSX Index. Changes which may result in divisor adjustments include but are not limited to stock splits, dividends, spin offs, certain rights issuances and mergers and acquisitions.

License Agreement between PHLX and Morgan Stanley. PHLX and Morgan Stanley have entered into a non-exclusive license agreement providing license to Morgan Stanley, and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the PHLX Oil Service Sector Index, which is owned and published by PHLX, in connection with securities, including the PLUS.

The license agreement between PHLX and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

PHLX Oil Service SectorSM Index is not sponsored, endorsed, sold or promoted by the PHLX. PHLX makes no representation or warranty, express or implied, to the owners of the OSX Index or any member of the public regarding the advisability of investing in securities generally or in the OSX Index particularly or the ability of the OSX Index to track market performance. PHLX’s only relationship to Licensee is the licensing of certain names and marks and of the OSX Index, which is determined, composed and calculated without regard to the Licensee. PHLX has no obligation to take the needs of the Licensee or the owners of the OSX Index into consideration in determining, composing or calculating the OSX Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the OSX Index.

PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the OSX Index.

“PHLX Oil Service Sector IndexSM” and “OSXSM” are service marks of the PHLX, and have been licensed for use by Morgan Stanley.